UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Neuraxis, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

64134X201

(CUSIP Number)

11611 N. Meridian Street, Suite 330 Carmel, IN 46032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64134X201	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,100,840 shares of Common Stock issuable upon conversion of 2,100,840 preferred stock (see Item 5) [1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,100,840 shares of Common Stock issuable upon conversion of 2,100,840 preferred stock (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,840 shares of Common Stock issuable upon conversion of 2,100,840 preferred stock (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

1 As more fully described in Item 5, the shares of Preferred Stock are subject to a 9.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 64134X201	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 105,042 shares of Common Stock issuable upon conversion of 105,042 preferred stock (See Item 5) [1]
	8.	SHARED VOTING POWER 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]
	9.	SOLE DISPOSITIVE POWER 105,042 shares of Common Stock issuable upon conversion of 105,042 preferred stock (See Item 5) [1]
	10.	SHARED DISPOSITIVE POWER 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 64134X201	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gil Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 105,042 shares of Common Stock issuable upon conversion of 105,042 preferred stock (See Item 5) [1]
	8.	SHARED VOTING POWER 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]
	9.	SOLE DISPOSITIVE POWER 105,042 shares of Common Stock issuable upon conversion of 105,042 preferred stock (See Item 5) [1]
	10.	SHARED DISPOSITIVE POWER 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 64134X201	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,756 shares of Common Stock issuable upon conversion of 1,890,756 preferred stock (See Item 5) [1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 64134X201	13D	Page 7 of 9 Pages

Item 1.  Security and Issuer.

(a)	This statement relates to the Preferred Stock (the “Shares”) of Neuraxis, Inc., a Delaware corporation (the "Company").

(b)	Address of Issuer’s Principal Executive Offices: 11611 N. Meridian Street, Suite 330 Carmel, IN 46032.

Item 2.  Identity and Background.

(a)

This statement is filed by:

(i)Rosalind Advisors, Inc. (“Advisor” to RMF)

(ii)Rosalind Master Fund L.P. (“RMF”)

(iii)Steven Salamon (“President” and portfolio manager of the Advisor)

(iv)Gil Aharon (“Secretary” and portfolio manager of the Advisor)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

Address of the Principal Office or, if none, residence

Rosalind Advisors, Inc.

15 Wellesley Street West

Suite 326,

Toronto, Ontario

M4Y 0G7 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Steven Salamon

15 Wellesley Street West

Suite 326,

Toronto, Ontario

M4Y 0G7 Canada

Gil Aharon

15 Wellesley Street West

Suite 326,

Toronto, Ontario

M4Y 0G7 Canada

CUSIP No. 64134X201	13D	Page 8 of 9 Pages

(c)	The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

Item 4.  Purpose of Transaction

On November 19, 2024, the Board appointed Dr. Aharon to the Board, effective January 1, 2025.

Item 5.  Interest in Securities of the Issuer.

 Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 5(a) – (c) is set forth in Rows 7 – 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 13 of the cover page for each Reporting Person is based on 6,980,227 shares of Common Stock issued and outstanding as of September 30, 2024, as represented in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024, and assumes the conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "Preferred Stock Blockers"). Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF.  Steven Salamon and Gil Aharon are the portfolio managers of the Advisor and may be deemed to be the beneficial owner of shares of Preferred Stock held by RMF.  Notwithstanding the foregoing, the Advisor, Mr. Salamon and Mr Aharon disclaim beneficial ownership of any such shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

A Joint Filing Agreement by and among Rosalind Advisors, Inc. Rosalind Master Fund L.P., and Steven Salamon, was originally filed on November 27, 2024, as an Exhibit.

CUSIP No. 64134X201	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSALIND

Steven Salamon Signature

Steven Salamon/President, Rosalind Advisors, Inc. Name/Title

11/27/2024 Date

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of Neuraxis, Inc. is filed jointly on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)

Steven Salamon

By: _____________________________

Name: Steven Salamon